SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces Settlement Agreement entered into with Axtel and Avantel”

Mexico City, Mexico, March 18, 2015 – América Móvil, S.A.B. de C.V. (“América Móvil”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that a settlement agreement has been entered into with Axtel, S.A.B. de C.V. and Avantel, S. de R.L. de C.V. (collectively, “Axtel”). Pursuant to such settlement agreement, certain disputes regarding termination rates and related interconnection matters have been finally settled between Axtel, on the one hand, and Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Teléfonos del Noroeste (“Telnor”), on the other.

As part of the settlement agreement, Axtel and Telcel executed interconnection services agreements. With the execution of these agreements all disputes regarding mobile termination rates and related interconnection proceedings that started in 2005 have been finally settled between the parties. In addition, disputed and outstanding amounts related to mobile termination services for the period from 2005 to 2014 have been paid.

In consideration for the execution of the settlement agreement; the execution of interconnection services agreements with Telcel for the period from 2005 to 2015; the settlement and termination of certain existing disputes and claims with Telcel, Telmex and Telnor; and the assignment to América Móvil of certain litigation rights arising from administrative and judicial proceedings existing between the parties, América Móvil paid Axtel MXN$ 950 million.

América Móvil also announces that Axtel and Telcel executed today a reseller agreement for the commercialization by Axtel of mobile telecommunication services as a mobile virtual network operator (MVNO). Likewise, Axtel and Telmex executed a passive infrastructure sharing services agreement.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez General Counsel